

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2021

Paul Miceli
Chief Financial Officer
Ladder Capital Corp
345 Park Avenue
New York, NY 10154

      Re: Ladder Capital Corp
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed February 26, 2021
          File No. 001-36299

Dear Mr. Miceli:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Non-GAAP Financial Measures
Distributable earnings, page 83

1.   Reference is made to footnote 5 on page 85 where you itemize the components of the line item adjustment for transactional adjustments (response to Covid-19 and other). For each of the Covid-19 related items, please explain how each are directly attributable to the Covid-19 pandemic and are both clearly separable from normal operations and incremental to charges incurred prior to the outbreak and not expected to recur once the pandemic has subsided and operations return to normal. Your response should include all facts and circumstances that support your conclusion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or Wilson Lee, Staff Accountant at 202-551-3468 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction